UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

DAWSON GEOPHYSICAL COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

239360100

(CUSIP Number)

Javier Rocha

Wilks Brothers, LLC

17010 IH 20

Cisco, Texas 76437

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Matthew D. Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Sergei Krylov
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,847,330
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,847,330
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,847,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Percent of class based on 25,000,564 shares of Common Stock of Issuer issued and outstanding as of May 10, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on May 15, 2023.

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Staci Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 349
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 349
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Percent of class based on 25,000,564 shares of Common Stock of Issuer issued and outstanding as of May 10, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on May 15, 2023.

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Wilks Brothers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,847,330
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,847,330
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,847,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	Percent of class based on 25,000,564 shares of Common Stock of Issuer issued and outstanding as of May 10, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on May 15, 2023.

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 18,847,330
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 18,847,330
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,847,330
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1)	Percent of class based on 25,000,564 shares of Common Stock of Issuer issued and outstanding as of May 10, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on May 15, 2023.

SCHEDULE 13D

CUSIP No. 239360100

1.	NAMES OF REPORTING PERSONS WB Acquisitions Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 15,547,010
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 15,547,010
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,547,010
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO
(1)	Percent of class based on 25,000,564 shares of Common Stock of Issuer issued and outstanding as of May 10, 2023, as reported in the Issuer’s Quarterly Report filed with the SEC on May 15, 2023.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D originally filed by Dan Wilks, Staci Wilks, Wilks Brothers, LLC (“Wilks”) and Farris Wilks with the Securities and Exchange Commission (the “SEC”) on January 19, 2021, as amended by Amendment No. 1 thereto filed on October 25, 2021, Amendment No. 2 thereto filed on January 14, 2022, and Amendment No. 3 thereto filed on January 28, 2022 (collectively, the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Dawson Geophysical Company (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and replacing in its entirety Item 2(a) as follows:

(a)       Name of Persons Filing: This Schedule 13D is being filed jointly by Sergei Krylov, Matthew D. Wilks, Dan Wilks, Staci Wilks, Wilks, Farris Wilks, and WB Acquisitions Inc. (“Merger Sub”) (collectively, the “Reporting Persons”).

Item 2 of the Schedule 13D is hereby further amended by amending and supplementing each of Items 2(b), 2(c), 2(d), 2(e) and 2(f) by adding the following:

(b)       The business address for each of Sergei Krylov and Matthew D. Wilks is 17018 IH 20, Cisco, TX 76437.

(c)       The principal occupation of Matthew D. Wilks is that he serves as the Chairman of the Issuer. Matthew D. Wilks also serves as the Vice President of Investments for Wilks and as a director for other public companies in the energy space. The principal occupation of Sergei Krylov is that he serves as a Director of the Issuer. Sergei Krylov also serves as Investment Partner and Chief Financial Officer of Wilks.

(d)       No Reporting Person has, during the last five (5) years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Sergei Krylov and Matthew D. Wilks is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The source of funds for Wilks’ purchases of the shares of Common Stock set forth on Schedule I was working capital of Wilks. The total amount of funds (including brokerage commissions) used by the Reporting Persons for the purchase of Common Stock in the open market set forth on Schedule I is $38,222.90.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 24, 2023, Issuer entered into a definitive Asset Purchase Agreement (as amended from time to time, the “Purchase Agreement”), by and among Issuer, Wilks, and Breckenridge Geophysical, LLC, a Texas limited liability company and a wholly-owned subsidiary of Wilks (“Breckenridge”). Pursuant to the Purchase Agreement, and upon the terms and subject to the conditions described therein, Issuer completed the purchase of substantially all of the Breckenridge assets related to seismic data acquisition services other than its multi-client data library (the “Assets”), in exchange for a combination of equity consideration and a convertible note (the “Transaction”). The consideration delivered by Issuer to Wilks for the Assets consisted of the following equity consideration and convertible note (collectively, the “Consideration”):

●	Equity Consideration. Issuer delivered to Wilks the aggregate amount of 1,188,235 newly-issued shares of common stock of Issuer.

●	Convertible Note. Issuer delivered to Wilks a convertible promissory note (the “Convertible Note”) in the principal amount of $9,880,000.50 payable on or after June 30, 2024 that, upon the terms and subject to the conditions described therein, will automatically convert into 5,811,765 newly-issued shares of Common Stock of Issuer (the “Conversion Shares”) at a conversion price of $1.70 per share (which price is equal to the market price of common stock of Issuer at closing of the Transaction), subject to adjustment as described in the Convertible Note, after Issuer receives stockholder approval of the proposal to issue the Conversion Shares upon conversion of the Convertible Note in accordance with Listing Rule 5635 of the NASDAQ Listed Company Manual.

On March 24, 2023 and in connection with the Purchase Agreement, the Company and Wilks entered in to a Voting Agreement (the “Voting Agreement”) pursuant to which Wilks agreed to, at any shareholder meeting held to approve the Transaction, vote the shares beneficially owned by Wilks in favor of (a) the approval of the Transaction, (b) the approval of any proposal to adjourn or postpone any shareholder meeting to a later date if there are not sufficient votes for the approval of the Transaction on the date on which such meeting is held, and (c) any other matter necessary for consummation of the transactions contemplated by the Purchase Agreement or any other document related to the Transaction which is considered at any such meeting or is the subject of any such consent solicitation.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis in anticipation of the closing of the Transactions, and may purchase additional shares of Common Stock.

The foregoing descriptions of the Purchase Agreement, the Convertible Note, and the Voting Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement, the Convertible Note, and the Voting Agreement, which are filed as Exhibit 1, Exhibit 2, and Exhibit 3 to this Amendment, respectively, and are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Items 5(a), 5(b) and 5(c) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 18,847,330 shares of the Common Stock, representing 75.4% of the 25,000,564 shares of Common Stock issued and outstanding as of May 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2023.

Wilks beneficially owns 18,847,330 shares of Common Stock, representing 75.4% of the issued and outstanding Common Stock, consisting of (i) 3,299,971 shares of Common Stock directly owned by Wilks, (ii) 15,547,010 shares of Common Stock directly owned by Merger Sub, which is a subsidiary of Wilks, and (iii) 349 shares of Common Stock directly owned by Staci Wilks. Wilks is a manager-managed limited liability company, managed by Dan Wilks and Farris Wilks. Dan Wilks and Farris Wilks are brothers and may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by each of Wilks and Merger Sub.

Dan Wilks and Staci Wilks are husband and wife and share the same household, and Dan H. Wilks may be deemed to indirectly beneficially own the shares of Common Stock directly owned by Staci Wilks.

Sergei Krylov is a Director of Issuer and an Investment Partner and Chief Financial Officer of Wilks. Matthew D. Wilks is the Chairman of Issuer and is the Vice President of Investment of Wilks and a Director of Merger Sub. Matthew D. Wilks is the son of Dan Wilks.

(c)       Schedule I hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. The transactions set forth on Schedule 1 were effected on the open market. Except for the transactions set forth on Schedule I, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Asset Purchase Agreement, dated March 24, 2023, by and among Dawson Geophysical Company, Wilks Brothers, LLC, for the limited purposes set forth therein, and Breckenridge Geophysical, LLC, a Texas limited liability company and a wholly-owned subsidiary of Wilks Brothers, LLC (incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).
2	Convertible Promissory Note, dated March 24, 2023, by and among Dawson Geophysical Company and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).
3	Voting Agreement, dated March 24, 2023, by and between Dawson Geophysical Company and Wilks Brothers, LLC (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed with the SEC on March 24, 2023).
4	Joint Filing Agreement by and among the Reporting Persons, dated as of June 29, 2023.
5	Power of Attorney – Sergei Krylov, dated as of June 29, 2023.
6	Power of Attorney – Matthew D. Wilks, dated as of June 29, 2023.
7	Power of Attorney – Dan Wilks, dated as of June 29, 2023.
8	Power of Attorney – Staci Wilks, dated as of June 29, 2023.
9	Power of Attorney – Wilks Brothers, LLC, dated as of June 29, 2023.
10	Power of Attorney – Farris Wilks, dated as of June 29, 2023.
11	Power of Attorney – WB Acquisitions Inc., dated as of June 29, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2023

*
Sergei Krylov

*
Matthew D. Wilks

*
Dan Wilks

*
Staci Wilks

*
Farris Wilks

Wilks Brothers, LLC

By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact
WB Acquisitions Inc.

By:	/s/ Javier Rocha
Name: Javier Rocha
Title: Attorney-in-Fact

*By:	/s/ Javier Rocha
Javier Rocha, as Attorney-in-Fact

Schedule I

Transactions – Last 60 days

Wilks Brothers, LLC

Date	Transaction	Shares	Price Per Share
06/12/2023	Purchase	1,402	$2.04
06/12/2023	Purchase	2,764	$2.06
06/13/2023	Purchase	4,438	$2.19
06/14/2023	Purchase	8,643	$2.24
06/14/2023	Purchase	252	$2.13